Exhibit 99.1

Jianpu Technology Inc. Announces Changes to its Board of Directors

Beijing, May 28, 2019 /PRNewswire/ — Jianpu Technology Inc. (“Jianpu,” the “Company” or “We”) (NYSE: JT), a leading independent open platform for discovery and recommendation of financial products in China, today announced the board of directors (the “Board”) has appointed Mr. Yilu (Oscar) Chen as a director, effective May 24, 2019, based on the unanimous recommendation of the nominating and corporate governance committee of the Board. Additionally, Ms. Yuanyuan Fan has advised the Board her wish to step down from her role as a director due to personal reasons with immediate effect.

Mr. Chen has served as our chief financial officer since December 2016. Prior to his career with us, Mr. Chen served as CFO of Jia.com from August 2015 to November 2016, executive director at Fosun Kinzon Capital from July 2014 to July 2015, executive director at Goldman Sachs TMT banking from December 2006 to May 2014. Before that, Mr. Chen took different roles in his capacity with Changjiang BNP Paribas Peregrine, China Southern Securities and KPMG from 1997 to 2006. Mr. Chen received a bachelor’s degree in international business management from Shanghai University of International Business and Economics in 1997.

“It has been a great pleasure working with Ms. Fan over the past few years and her perspectives were an invaluable contribution to the Company’s capital markets knowledge. On behalf of the Board, we thank Ms. Fan for her dedication and commitment to us, and wish her all the best in her future endeavors,” said Mr. David Ye, Co-founder, Chairman and Chief Executive Officer of Jianpu. “We’re excited to welcome Mr. Chen to the Board. His extensive expertise in area of management, strategy, investment and capital markets, as well his strong leadership, will be a good fit to our board as we continue the unwavering focus on creating long-term shareholder value.”

About Jianpu Technology Inc.

Jianpu Technology Inc. is a leading independent open platform for discovery and recommendation of financial products in China. By leveraging its deep data insights and proprietary technology, Jianpu provides users with personalized search results and recommendations that are tailored to each user’s particular financial needs and credit profile. The Company also enables financial service providers with sales and marketing solutions to reach and serve their target customers more effectively through online and mobile channels and enhance their competitiveness by providing them with tailored data, risk management and end-to-end solutions. The Company is committed to maintaining an independent open platform, which allows it to serve the needs of users and financial service providers impartially. For more information, please visit http://ir.jianpu.ai.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goal and strategies; the Company’s future business development, financial condition and results of operations; the Company’s expectations regarding demand for, and market acceptance of, its solutions and services; the Company’s expectations regarding keeping and strengthening its relationships with users, financial service providers and other parties it collaborate with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Jianpu Technology Inc.

Oscar Chen

Tel: +86 (10) 6242-7068

E-mail: IR@rong360.com

The Piacente Group, Inc.

Ross Warner

Tel: +86 (10) 5730-6202

E-mail: jianpu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: jianpu@tpg-ir.com